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                            July 28, 2022

       Yongsheng Liu
       Chairman and Chief Executive Officer
       Goldenbridge Acquisition Ltd
       15/F, Aubin House
       171-172 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Goldenbridge
Acquisition Ltd
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed September 1,
2021
                                                            Form 10-K/A for
Fiscal Year Ended June 30, 2021
                                                            Filed December 22,
2021 and July 15, 2022
                                                            File No. 001-40132

       Dear Mr. Liu:

              We have reviewed your July 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 29, 2022 letter.

       Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2021
       filed July 15, 2022

       Business
       Introduction, page 1

   1. We partially reissue comment 1. We note that your principal executive offices are located in Hong Kong, the SPAC
Sponsor is located in Hong Kong, and a majority of your
                                                        executive officers
and/or directors are located in or have significant ties to Hong Kong.
                                                         Both CF Disclosure
Guidance: Topic No. 10 (November 23, 2020) and the Sample Letter
                                                        to China-Based
Companies (December 20, 2021) indicate that a China-based issuer is a
 Yongsheng Liu
FirstName  LastNameYongsheng
Goldenbridge  Acquisition Ltd Liu
Comapany
July       NameGoldenbridge Acquisition Ltd
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
         company based in China or Hong Kong. Please disclose this prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to data security or anti-monopoly concerns, has or may impact
the company   s
         ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.
2. We reissue comment 2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We reissue comment 3. Please disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals,
(ii) inadvertently
         conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. We reissue comment 6. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and/or your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and/or director located in China or Hong Kong, as applicable, and disclose that it
 Yongsheng Liu
Goldenbridge Acquisition Ltd
July 28, 2022
Page 3
      will be more difficult to enforce liabilities and enforce judgments on those individuals.
Effecting a Business Combination
General, page 8

5. We reissue comment 7. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
6.    We reissue comment 9. Given the Chinese government   s significant
oversight and
      discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. We reissue comment 10. In light of recent events indicating greater oversight by the
      Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,
FirstName LastNameYongsheng Liu
                                                             Division of
Corporation Finance
Comapany NameGoldenbridge Acquisition Ltd
                                                             Office of Real
Estate & Construction
July 28, 2022 Page 3
cc:       Giovanni Caruso
FirstName LastName